Exhibit 99.2

Your Vote Counts! IHS HOLDING LIMITED 1 CATHEDRAL PIAZZA 123 VICTORIA STREET LONDON, SW1E 5BP UNITED KINGDOM IHS HOLDING LIMITED 2024 Annual General Meeting Vote by June 27, 2024 11:59 PM ET Vote in Person at the Meeting* June 28, 2024 1:00 PM London Time The offices of Latham & Watkins LLP 99 Bishopsgate London EC2M 3XF, United Kingdom *Please check the meeting materials for any special requirements for meeting attendance. At the meeting, you will need to request a ballot to vote these shares. Smartphone users Point your camera here and vote without entering a control number For complete information and to vote, visit www.ProxyVote.com Control # V51183-P12655 You invested in IHS HOLDING LIMITED and it’s time to vote! You have the right to vote on proposals being presented at the Annual General Meeting. This is an important notice regarding the availability of proxy materials for the shareholder meeting to be held on June 28, 2024. Get informed before you vote View the Notice and Proxy Statement online OR you can receive a free paper or email copy of the material(s) by requesting prior to June 14, 2024. If you would like to request a copy of the material(s) for this and/or future shareholder meetings, you may (1) visit www.ProxyVote.com, (2) call 1-800-579-1639 or (3) send an email to sendmaterial@proxyvote.com. If sending an email, please include your control number (indicated below) in the subject line. Unless requested, you will not otherwise receive a paper or email copy. Shareholder Meeting Registration To vote and/or attend the meeting, go to the “Attend a Meeting” link at www.ProxyVote.com.

THIS IS NOT A VOTABLE BALLOT This is an overview of the proposals being presented at the upcoming shareholder meeting. Please follow the instructions on the reverse side to vote these important matters. Vote at www.ProxyVote.com Prefer to receive an email instead? While voting on www.ProxyVote.com, be sure to click “Delivery Settings”. V51184-P12655 Voting Items Board Recommends 1. To elect Frank Dangeard and Phuthuma Nhleko to serve as Class I Directors until the Company’s annual general meeting to be held for the year ended December 31, 2027 (the “2027 AGM”) or, if the Restated Articles (as defined below) are adopted at this AGM, until the annual general meeting to be held for the year ended December 31, 2025 (the “2025 AGM”) and in either case, or until their earlier death, resignation, disqualification or removal. Nominees: 1a. Frank Dangeard For 1b. Phuthuma Nhleko For 2. Subject to and effective upon the adoption of the Restated Articles (as defined below) at this AGM, the election of Bashir el Rufai and Nick Land as Class II Directors until the 2025 AGM, or until their earlier death, resignation, disqualification or removal. Nominees: 2a. Bashir el Rufai For 2b. Nick Land For 3. To resolve as a special resolution that the existing Amended and Restated Memorandum and Articles of Association of the Company (the “Existing Articles”) be replaced in their entirety with the Second Amended and Restated Memorandum and Articles of Association (the “Restated Articles”) in the form tabled at this AGM. For